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                                                                    EXHIBIT 99.1

  [LJ INTERNATIONAL INC. LETTERHEAD]

      FOR IMMEDIATE RELEASE
      September 27, 2001

               LJ INTERNATIONAL ANNOUNCES STOCK REPURCHASE PROGRAM

      Hong Kong, -- LJ International Inc. (NASDAQ/NMS: JADE) - the largest publicly-owned manufacturer of semi-precious jewelry, today announced that its Board of Directors has authorized a stock repurchase program of up to one million shares. The program is effective immediately.

      Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time without prior notice. As of September 27, 2001, the Company has approximately 8.7 million shares outstanding.

         "We remain optimistic about the future of our business and will continue working hard to improve our operating performance going forward. We believe this stock repurchase program reflects our confidence in our business and is in the best interests of our shareholders," said Yu Chuan Yih, Chairman and CEO of LJ International.


      ABOUT LJ INTERNATIONAL INC.

      LJ International with its headquarter based in Hong Kong for over 14 years operates two manufacturing facilities in China that employ approximately 2,000 skilled craftsmen. The Company's operations are totally vertically integrated from mine-to-market. With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become one of the world's largest public listed manufacturer and marketer of fine jewelry. The Company produces more than 2 million pieces of jewelry and cuts more than 4 million carats of high quality gemstones annually, which are sold primarily to the largest jewelry retailers in the United States. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.


      Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.



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      For additional Information, please contact
      Ringo Ng
      Chief Financial Officer
      Phone: 852-2764-3622
      Email:  ringong@ljintl.com
      Web site: www.ljinc.com